SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

VESTIN GROUP, INC.
(Name of Subject Company (Issuer))

MICHAEL V. SHUSTEK
(Name of Filing Persons (Offeror))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
8627281107

(CUSIP Number of Class of Securities)

Michael V. Shustek
c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
(702) 227-0965

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Hillel T. Cohn, Esq.
Morrison & Foerster LLP
555 West Fifth Street
Los Angeles, California 90013
(213) 892-5200

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$1,360,832.25	$160.17

*	Estimated for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.0001, of Vestin Group, Inc. not beneficially owned by Mr. Shustek. Calculated by multiplying $2.85, the per share tender offer price, by 477,485, the number of currently outstanding shares of common stock of Vestin Group, Inc. not beneficially owned by Mr. Shustek. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004, equals 0.01177% of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 160.17	Filing party:	Michael V. Shustek
Form or Registration No.:	Schedule TO	Date filed:	April 5, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX

     This Amendment No. 2 amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission on April 5, 2005 by Michael V. Shustek, the majority stockholder and the Chairman, Chief Executive Officer and President of Vestin Group, Inc., a Delaware corporation (the “Company”), and subsequently amended on April 6, 2005. The Schedule TO relates to a tender offer by Mr. Shustek to purchase any and all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of the Company not owned by Mr. Shustek, for $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2005, and in the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.

Item 12. Exhibits

     Item 12 is amended and supplemented by adding the following:

EXHIBIT	DESCRIPTION
(a)(5)(C)	Press release issued by Vestin Group, Inc. on May 2, 2005. (Incorporated herein by reference to Exhibit (a)(5)(C) to Amendment No. 4 to the Schedule 13E-3 filed by Vestin Group, Inc. with the SEC on May 2, 2005.)

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2005	/s/ Michael V. Shustek
MICHAEL V. SHUSTEK

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EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(5)(C)	Press release issued by Vestin Group, Inc. on May 2, 2005. (Incorporated herein by reference to Exhibit (a)(5)(C) to Amendment No. 4 to the Schedule 13E-3 filed by Vestin Group, Inc. with the SEC on May 2, 2005.)

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